UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COVENANT LOGISTICS GROUP, INC.
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
Class A common stock, par value $0.01 per share
(Title of Class of Securities)
22284P105
(CUSIP Number of Class of Securities)

David R. Parker
Chairman and Chief Executive Officer
Covenant Logistics Group, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419
(423) 821-1212
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Heidi Hornung-Scherr, Esq.
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, Suite 200
Lincoln, Nebraska 68508
(402) 435-3223

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$40,000,000	$4,364

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $40.0 million in value of shares of the Class A common stock, $0.01 par value per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,364	Filing Party: Covenant Logistics Group, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: August 9, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO
Covenant Logistics Group, Inc., a Nevada corporation (“Covenant” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 9, 2021 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 1, relates to the Company’s offer to purchase, up to $40.0 million in value of shares of its Class A common stock, $0.01 par value per share (the “Shares”), at a price not greater than $23.00 nor less than $21.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 9, 2021 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibit (a)(1)(ii) to the Schedule TO (which, as amended and supplemented from time to time together constitute the “Offer”).
Only those items reported in this Amendment No. 1 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal, and the other documents that constitute part of the Offer remain unchanged.
All information set forth in the Offer to Purchase, which was previously filed with the Schedule TO, is hereby incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.
The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO to indicate that, on September 7, 2021, the Company issued a press release announcing the preliminary results of the Offer. Accordingly, Items 11 and 12 of the Schedule TO are hereby amended and supplemented as follows:
ITEM 11. ADDITIONAL INFORMATION
Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:
On September 7, 2021, the Company issued a press release announcing the preliminary results of the Offer, which expired at one minute after 11:59 p.m., New York City time, on September 3, 2021. A copy of such press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.
ITEM 12. EXHIBITS
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iii)**	Press release announcing the preliminary results of the Offer, dated September 7, 2021.
_____________
**   Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

COVENANT LOGISTICS GROUP, INC.

Dated: September 7, 2021	By: /s/ Joey B. Hogan
Name: Joey B. Hogan
Title: President

EXHIBIT INDEX
(a)(1)(i)*	Offer to Purchase, dated August 9, 2021.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Notice to Participants in the Covenant Transportation Group 401(k) & Profit Sharing Plan.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press Release, dated August 9, 2021.

(a)(5)(ii)*	Summary Advertisement, dated August 9, 2021.

(a)(5)(iii)**	Press release announcing the preliminary results of the Offer, dated September 7, 2021.

(b)(i)
Third Amended and Restated Credit Agreement, dated September 23, 2008, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, Inc., Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A., and Textron Financial Corporation (Incorporated by reference to Exhibit 10.14 to the Company's Form 10-K, filed March 30, 2010).

(b)(ii)
Amendment No. 1 to Third Amended and Restated Credit Agreement, dated March 27, 2009, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, Inc., Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A., and Textron Financial Corporation (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q, filed May 15, 2009).

(b)(iii)
Second Amendment to Third Amended and Restated Credit Agreement, dated February 25, 2010, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, Inc., Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A., and Textron Financial Corporation (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q, filed May 17, 2010).

(b)(iv)
Third Amendment to Third Amended and Restated Credit Agreement, dated July 30, 2010, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, Inc., Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Bank of America, N.A., and JP Morgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q, filed November 9, 2010).

(b)(v)
Fourth Amendment to Third Amended and Restated Credit Agreement, dated August 31, 2010, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, Inc., Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Bank of America, N.A., and JP Morgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q, filed November 9, 2010).

(b)(vi)
Fifth Amendment to Third Amended and Restated Credit Agreement, dated September 1, 2011, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, Inc., Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Bank of America, N.A., and JP Morgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K, filed October 28, 2011).

(b)(vii)
Sixth Amendment to Third Amended and Restated Credit Agreement, dated effective as of October 24, 2011, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, Inc., Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Bank of America, N.A., and JP Morgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.2 to the Company's Report on Form 8-K, filed October 28, 2011).

(b)(viii)
Seventh Amendment to Third Amended and Restated Credit Agreement, dated effective as of March 29, 2012, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, Inc., Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Bank of America, N.A., and JP Morgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K, filed April 2, 2012).

(b)(ix)
Eighth Amendment to Third Amended and Restated Credit Agreement, dated effective as of December 31, 2012, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, Inc., Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Bank of America, N.A., and JP Morgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K, filed January 31, 2013).

(b)(x)
Ninth Amendment to Third Amended and Restated Credit Agreement and Related Security Documents, dated effective as of August 6, 2014, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, Inc., Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Bank of America, N.A., and JPMorgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q, filed November 13, 2014).

(b)(xi)
Tenth Amendment to Third Amended and Restated Credit Agreement and Related Security Documents, dated effective as of September 8, 2014, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, Inc., Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Bank of America, N.A., and JPMorgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q, filed November 13, 2014).

(b)(xii)
Joinder, Supplement and Eleventh Amendment to Third Amended and Restated Credit Agreement, dated effective as of August 6, 2015, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, LLC, Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Driven Analytic Solutions, LLC, Covenant Properties, LLC, Bank of America, N.A., and JPMorgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q, filed November 9, 2015).

(b)(xiii)
Twelfth Amendment to Third Amended and Restated Credit Agreement, dated effective as of February 25, 2016, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, LLC, Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Driven Analytic Solutions, LLC, Covenant Properties, LLC, Bank of America, N.A., and JPMorgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q, filed May 10, 2016).

(b)(xiv)
Thirteenth Amendment to Third Amended and Restated Credit Agreement, dated effective as of December 16, 2016, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, LLC, Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Driven Analytic Solutions, LLC, Bank of America, N.A., and JPMorgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.26 to the Company's Form 10-K, filed March 14, 2017).

(b)(xv)
Fourteenth Amendment to Third Amended and Restated Credit Agreement, dated effective as of November 28, 2017, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, LLC, Southern Refrigerated Transport, Inc., Covenant Transport Solutions, Inc., Star Transportation, Inc., Driven Analytic Solutions, LLC, Transport Management Services, LLC, Bank of America, N.A., and JPMorgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.27 to the Company's Form 10-K, filed February 28, 2018).

(b)(xvi)
Fifteenth Amendment to Third Amended and Restated Credit Agreement, dated effective as of June 19, 2018, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, LLC, Southern Refrigerated Transport, Inc., Covenant Transport Solutions, LLC, Star Transportation, Inc., Covenant Logistics, Inc., Driven Analytic Solutions, LLC, Transport Management Services, LLC, Bank of America, N.A., and JPMorgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q, filed August 8, 2018).

(b)(xvii)
Sixteenth Amendment to Third Amended and Restated Credit Agreement, dated effective as of July 3, 2018, among Covenant Transportation Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, LLC, Southern Refrigerated Transport, Inc., Covenant Transport Solutions, LLC, Star Transportation, Inc., Covenant Logistics, Inc., Driven Analytic Solutions, LLC, Transport Management Services, LLC, Landair Holdings, Inc., Landair Transport, Inc., Landair Logistics, Inc., Landair Leasing, Inc., Bank of America, N.A., and JPMorgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q, filed November 9, 2018).

(b)(xviii)
Seventeenth Amendment to Third Amended and Restated Credit Agreement, dated as of September 23, 2020, among Covenant Logistics Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, LLC, Southern Refrigerated Transport, Inc., Covenant Transport Solutions, LLC, Star Transportation, Inc., Covenant Logistics, Inc., Transport Management Services, LLC, Landair Holdings, Inc., Landair Transport, Inc., Landair Logistics, Inc., Landair Leasing, Inc., and Bank of America, N.A. (Incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q, filed November 3, 2020).

(b)(xix)
Eighteenth Amendment to Third Amended and Restated Credit Agreement, dated as of October 23, 2020, among Covenant Logistics Group, Inc., Covenant Transport, Inc., CTG Leasing Company, Covenant Asset Management, LLC, Southern Refrigerated Transport, Inc., Covenant Transport Solutions, LLC, Star Transportation, Inc., Covenant Logistics, Inc., Transport Management Services, LLC, Landair Holdings, Inc., Landair Transport, Inc., Landair Logistics, Inc., Landair Leasing, Inc., and Bank of America, N.A. (Incorporated by reference to Exhibit 10.23 to the Company's Form 10-K, filed March 5, 2021).

(d)(i)	Covenant Transportation Group, Inc. Third Amended and Restated 2006 Omnibus Incentive Plan (Incorporated by reference to Appendix A to the Company's Schedule 14A, filed April 19, 2013).

(d)(ii)
First Amendment to the Covenant Transportation Group, Inc. Third Amended and Restated 2006 Omnibus Incentive Plan (Incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed with the SEC on April 8, 2019 in connection with the 2019 Annual Meeting of Stockholders).

(d)(iii)	Second Amendment to the Company’s Third Amended and Restated 2006 Omnibus Incentive Plan (Incorporated by reference to Appendix A to the Company's Schedule 14A, filed June 8, 2020).

(d)(iv)	Form of Restricted Stock Award Notice under the 2006 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.22 to the Company's Form 10-Q, filed August 9, 2006).

(d)(v)	Form of Restricted Stock Special Award Notice under the 2006 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.23 to the Company's Form 10-Q, filed August 9, 2006).

(d)(vi)
Form of Restricted Stock Award Notice under the Third Amended and Restated 2006 Omnibus Incentive Plan, as amended (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q, filed August 9, 2019).

(d)(vii)
Form of Restricted Stock Award Notice under the Third Amended and Restated 2006 Omnibus Incentive Plan, as amended (Double Trigger Change in Control) (Incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q, filed August 10, 2020).

(d)(viii)	Form of Option Award Notice under the Third Amended and Restated 2006 Omnibus Incentive Plan, as amended (Incorporated by reference to Exhibit 10.28 to the Company's Form 10-K, filed March 5, 2021).

(d)(ix)
Form of Restricted Stock Award Notice for Directors under the Third Amended and Restated 2006 Omnibus Incentive Plan, as amended (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q, filed August 5, 2021).

(g)	Not applicable.

(h)	Not applicable.
_____________
*   Previously filed.
** Filed herewith.